SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: October 31, 2006	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

2006 Third Quarterly Report

This announcement is published simultaneously in Shanghai pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange and in Hong Kong pursuant to the disclosure obligations under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1	IMPORTANT INFORMATION

1.1	The board of directors (the “Board”) and the directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”) warrant that there are no false presentations or misleading statements contained in, or material omissions from, this report; and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this report.

1.2	All of the Company’s directors attended the Board meeting which was convened on 26 October 2006 to consider and approve this report.

1.3	The financial statements of the Company’s third quarterly report have not been audited.

1.4	Mr. Rong Guangdao, Chairman and President of the Company, Mr. Han Zhihao, Director and Chief Financial Officer overseeing the accounting operations and Mr. Hua Xin, Finance Manager (Accounting Chief) in charge of the Accounting Department make representations in respect of the truthfulness and completeness of the financial statements contained in this quarterly report.

2	CORPORATE INFORMATION

2.1	Corporate information

Stock Abbreviation	S (A shares)	(H shares)	SHI (ADR)
Stock code	600688	338	-

	Company Secretary		Securities Representative
Name	Zhang Jingming		Tang Weizhong
Address	48 Jinyi Road Jinshan District Shanghai, PRC		Suite B, 28/F Huamin Empire Plaza 728 West Yan’an Road Shanghai, PRC

Telephone	86-21-57943143/52377880		86-21-52377880
Fax	86-21-57940050/52375091		86-21-52375091
E-mail	spc @spc.com.cn		tom @spc.com.cn

2.2	Financial information

2.2.1	Major Accounting Data and Financial Indicators

Currency: RMB

	As at the end of the reporting period	As at the end of the previous year	Increase/ (decrease) as compared to the end of the previous year (%)
Total assets (RMB’000)	28,502,146	27,101,918	5.17
Shareholders’ equity (excluding minority interests) (RMB’000)	18,491,727	19,166,908	-3.52
Net assets value per share (RMB)	2.586	2.662	-3.53
Adjusted net assets value per share (RMB)	2.567	2.660	-3.50

	The reporting period (July to September)	From the beginning of the year to the end of the reporting period (January to September)	Increase/ (decrease) as compared to the corresponding period of the previous year (%)
Net cash flow from operating activities (RMB’000)	993,681	1,532,120	-51.34
Earnings per share (RMB)	-0.005	-0.008	-103.29
Return on net assets (%)	-0.002	-0.003	Decrease 0.514 percentage point
Return on net assets excluding non-recurring items (%)	0.001	-0.0001	Decrease 0.482 percentage point

Non-recurring items

Amount
(RMB’000)
Profit and loss on disposal of long-term equity investments, fixed assets, construction in progress, intangible assets and other long-term assets	24,361
Non-operating income and expenses excluding provision for impairment loss on fixed assets	-92,136
Tax adjustments for the above items	10,166
Total	-57,609

2.2.2	Income Statements

RMB’000 (Unaudited)

	The Group		The Company
Item	The reporting period	Corresponding period of the previous year	The reporting period (July to September)	Corresponding period of the previous year (July to September)
1. Income from principal operations	13,718,672	11,757,991	12,015,148	10,748,675
Less: Cost of sales	13,222,952	11,119,597	11,692,351	10,275,342
Sales taxes and surcharges	184,409	197,824	181,130	197,179

2. Profit from principal operations	311,311	440,570	141,667	276,154
Add: Profit from other operations	58,147	15,161	41,331	4,386
Less: Selling expenses	130,729	128,097	104,027	98,332
Administrative expenses	342,374	310,571	283,176	255,856
Financial expenses	43,853	17,932	36,020	12,359

3. Income from operations
(“-” represents losses)	-147,498	-869	-240,225	-86,007
Add: Investment income	193,494	114,498	228,323	160,624
Non-operating income	8,162	44,635	3,480	37,618
Less: Non-operating expenses	53,195	38,003	29,404	24,778

4. Total profit
(“-” represents losses)	963	120,261	-37,826	87,457
Less: Income Tax	11,356	2,825	-5,112	-10,985
Minority interests	22,321	18,994	—	—

5. Net profit
(“-” represents losses)	-32,714	98,442	-32,714	98,442

RMB’000 (Unaudited)

	The Group		The Company
Item	The reporting period (January to September)	Corresponding period of the previous year (January to September)	The reporting period (January to September)	Corresponding period of the previous year (January to September)
1. Income from principal operations	37,141,952	33,644,463	33,251,517	31,199,327
Less: Cost of sales	35,558,036	29,482,173	32,136,481	27,494,360
Sales taxes and surcharges	500,413	575,959	492,983	572,284

2. Profit from principal operations	1,083,503	3,586,331	622,053	3,132,683
Add: Profit from other operations	127,384	83,946	93,097	50,539
Less: Selling expenses	411,742	324,983	325,204	246,333
Administrative expenses	957,184	895,709	791,235	741,285
Financial expenses	169,184	147,272	140,595	124,546

3. Income from operations (“-” represents losses)	-327,223	2,302,313	-541,884	2,071,058
Add: Investment income (“-” represents losses)	437,320	-1,591	528,129	60,119
Non-operating income	23,211	55,401	4,512	40,352
Less: Non-operating expenses	115,294	193,226	69,738	119,990

4. Total profit (“-” represents losses)	18,014	2,162,897	-78,981	2,051,539
Less: Income Tax	20,351	360,555	-18,707	302,577
Minority interests	57,937	53,380	—	—

5. Net profit (“-” represents losses)	-60,274	1,748,962	-60,274	1,748,962

2.3	Number of shareholders at the end of the reporting period and shareholding of the top ten holders of circulating shares (share segregation reform not yet completed)

Unit: share

Total number of shareholders at the end of the reporting period (unit)	113,392

Top ten holders of circulating shares

Name of Shareholder (in full)	Number of circulating shares held at end of the reporting period	Type of shares
HKSCC (Nominees) Ltd.	1,924,359,401	Overseas listed foreign shares
Hong Kong & Shanghai Banking Corporation (Nominees) Limited	356,564,000	Overseas listed foreign shares
Ximeng Asset Holdings Company Limited ( )	25,157,990	RMB-denominated ordinary shares
Beijing Ximeng Realestate Development Co., Ltd. ( )	11,270,000	RMB-denominated ordinary shares
Hong Kong & Shanghai Banking Corporation (Nominees) Limited	10,402,000	Overseas listed foreign shares
Huatai Securities Co., Ltd ( )	7,338,707	RMB-denominated ordinary shares
Commercial Bank of China - Shang Zheng 50 Jiao Yi Xing Kai Fang Shi Index Securities Investment Fund ( )	7,123,615	RMB-denominated ordinary shares
106 National Social Security Fund ( )	7,000,000	RMB-denominated ordinary shares
Commercial Bank of China - UBS SDIC Core Companies Equity Fund ( )	6,500,000	RMB-denominated ordinary shares
Commercial Bank of China - Jing Shun Chang Cheng Xin Xing Cheng Zhang Securities Investment Fund ( )	5,965,093	RMB-denominated ordinary shares

3	MANAGEMENT DISCUSSION AND ANALYSIS

3.1	Overview and brief analysis of the Group’s operating activities during the reporting period

During January to September 2006, international crude oil prices remained at a high level, thereby significantly increasing the production costs of the Group. As the prices of petroleum products are controlled by the State, there was limited room for prices of petroleum products to increase. As such, the gap between the domestic and international prices of refined oil products was rapidly enlarged. Consequently, the Group’s refinery business suffered a serious loss. During January to September 2006, the Group made a provision for finished goods amounting to RMB67.482 million, which directly led to a loss recorded by the Group for the period of January to September.

During January to September of 2006, the Group’s income from principal operations totaled RMB37,142 million, an increase of 10.40% as compared to the corresponding period of the previous year. Sales of synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products amounted to RMB3,547 million, RMB11,736 million, RMB4,865 million and RMB15,022 million, respectively. The Group’s net loss for the period amounted to RMB60.274 million.

During January to September of 2006, the Group processed 6,759,500 tons of crude oil (of which 90,100 tons were sub-contracted processed crude oil), representing a decrease of 5.07% as compared to the corresponding period of the previous year. The Group’s unit cost of crude oil processed amounted to RMB3,844.98 per ton, an increase of 24.57% as compared to the corresponding period of the previous year. The weighted average selling prices of the Group’s synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products increased by 2.70%, 7.33%, 0.69% and 16.94%, respectively.

3.1.1	Principal operations and products accounting for 10% or more of income from principal operations or gross profit from principal operations

RMB’000 (Unaudited)

Segment	Income from principal operations	Cost of sales	Gross profit margin (%)
Synthetic fibres	3,547,280	3,270,633	7.80
Resins and plastics	11,736,244	10,234,099	12.80
Intermediate petrochemicals	4,864,769	4,051,952	16.71
Petroleum products	15,022,504	16,229,642	-8.04
Trading and others	1,971,155	1,717,710	10.12
Including: connected transactions	14,693,090	15,153,785	-3.14

Price-setting principles of connected transactions	The directors of the Company (including independent non-executive directors) believe that the above connected transactions were conducted on normal commercial terms which were no less favorable than those offered to or by any third party and were conducted in an ordinary course of business. This was confirmed by the independent non-executive directors of the Company.

3.2	Reason for the projection of possible losses in the accumulated net profit for the period from the beginning of the year to the end of the next reporting period or warning for possible significant changes as compared to the same period last year

Due to the fact that international crude oil prices remained at a high level while the prices of refined oil products are controlled by the State, the refinery business suffered a serious loss during January to September 2006. The Board estimates that the net profit of the Group for the 12 months ended 31 December 2006 will drop substantially when compared to the net profit for the 12 months ended 31 December 2005.

3.3	As at the date of this quarterly report, the schedule of share segregation reform for the company which share segregation reform not yet completed

The Company published an announcement on 9 October 2006: that the share segregation reform of the Company formally commenced and trading in the Company’s shares was temporarily suspended due to the commencement of the share segregation reform. The Company disclosed its share reform proposal as well as a notice of the relevant A shareholder meeting on the website of Shanghai Stock Exchange and in China Securities Journal and Shanghai Securities News on 16 October 2006. On 23 October 2006, the Company published an announcement in respect of the result of the communication among shareholders. As of now, the share reform proposal is pending upon approvals by the relevant A shareholder meeting to be held on 8 November 2006 and by the relevant authorities of the State.

4	Appendix

Balance Sheet

30 September 2006

RMB’000 (Unaudited)

	The Group		The Company
Item	At the end of the period	At the Beginning of the year	At the end of the period	At the Beginning of the year
Current assets
Cash at bank and in hand	1,215,129	1,347,237	841,167	821,564
Bills receivable	751,875	739,794	598,635	517,954
Trade debtors	913,722	544,055	593,034	390,440
Other debtors	465,633	567,231	435,352	673,354
Advance payments	214,643	148,886	191,070	111,903
Inventories	4,910,577	4,114,978	4,441,312	3,537,671

Total current assets	8,471,579	7,462,181	7,100,570	6,052,886

Long-term investments
Long-term equity investments	3,270,644	2,794,466	5,076,266	4,563,906

Fixed assets
Fixed assets, at cost	34,019,203	33,877,575	30,035,984	29,965,689
Less: Accumulated depreciation	18,913,640	17,756,756	16,744,236	15,775,762

Fixed assets net book value	15,105,563	16,120,819	13,291,748	14,189,927
Less: Provision for impairment loss on fixed assets	58,945	58,945	58,945	58,945

Net book value	15,046,618	16,061,874	13,232,803	14,130,982
Construction in progress	1,681,272	754,192	1,637,871	710,268

Total fixed assets	16,727,890	16,816,066	14,870,674	14,841,250

Intangible assets	—	8,967	—	8,967

Deferred tax assets	32,033	20,238	32,033	20,238

Total assets	28,502,146	27,101,918	27,079,543	25,487,247

	The Group		The Company
Item	At the end of the period	At the Beginning of the year	At the end of the period	At the Beginning of the year
Current liabilities
Short-term loans	2,516,544	2,553,537	2,222,044	2,295,195
Bills payable	1,090,893	68,302	1,051,335	12,428
Trade creditors	1,583,823	988,196	1,102,433	596,782
Receipt in advances	503,668	408,245	461,558	336,105
Wages payable	10,827	11,077	5,113	5,113
Staff welfare payable	80,948	87,755	39,540	44,670
Dividend payable	14,211	—	14,211	—
Taxes payable	10,037	183,320	-12,033	138,176
Other creditors	16,421	25,234	13,393	18,344
Other payables	471,882	359,173	649,857	351,072
Accrued expenses	26,270	29,219	20,880	29,219
Short-term bonds payable	997,560	—	997,560	—
Current portion of long-term loans	398,215	1,373,205	398,215	1,340,000

Total current liabilities	7,721,299	6,087,263	6,964,106	5,167,104

Long-term liabilities
Long-term loans	1,947,736	1,477,261	1,623,710	1,153,235
Other long-term liabilities	14,395	23,033	—	—

Total long-term liabilities	1,962,131	1,500,294	1,623,710	1,153,235

Total liabilities	9,683,430	7,587,557	8,587,816	6,320,339

Minority interests	326,989	347,453	—	—

Shareholder’s equity
Share capital	7,200,000	7,200,000	7,200,000	7,200,000
Capital reserves	2,961,371	2,856,278	2,961,371	2,856,278
Surplus reserves	4,537,022	4,537,022	4,537,022	4,537,022
Undistributed profit	3,793,334	4,573,608	3,793,334	4,573,608

Total shareholder’s equity	18,491,727	19,166,908	18,491,727	19,166,908

Total liabilities and shareholder’s equity	28,502,146	27,101,918	27,079,543	25,487,247

RMB’000 (Unaudited)

Item	The Group	The Company
Cash flows from operating activities
Cash received from sale of goods and rendering of service	44,346,327	39,069,728
Refund of taxes and levies	62,189	52,285
Other cash received relating to operating activities	9,705	4,367

Sub-total of cash inflows	44,418,221	39,126,380

Cash paid for goods and services	(40,661,678)	(36,031,577)
Cash paid to and on behalf of employees	(1,269,487)	(858,689)
Income tax paid	(46,826)	—
Taxed paid other than income tax	(622,924)	(583,460)
Other cash paid relating to operating activities	(285,186)	(233,579)

Sub-total of cash inflows	(42,886,101)	(37,707,305)

Net cash flows from operating activities	1,532,120	1,419,075

Cash flows from investing activities
Cash received from disposal of investments	185,184	86,258
Cash received from investment income	71,588	189,713
Cash received from disposal of fixed assets, intangible assets and other long-term fixed assets	210,286	126,590
Other cash received relating to investing activities	34,664	28,897

Sub-total of cash inflows	501,722	431,458

Cash paid for acquisition of fixed assets, intangible assets and other long-term fixed assets	(1,546,563)	(1,392,602)
Cash paid for purchase of investments	(77,638)	—

Sub-total of cash inflows	(1,624,201)	(1,392,602)

Net cash flows from investing activities	(1,122,479)	(961,144)

Cash flows from financing activities
Proceeds from bonds issue (excluding issue expenses)	977,800	977,800
Proceeds from borrowings	11,437,281	11,078,954

Sub-total of cash inflows	12,415,081	12,056,754

Repayment of borrowings	(11,917,765)	(11,566,533)
Cash paid for dividends, profits distribution and interest	(799,734)	(719,028)
Repayment of cash for interest	(239,213)	(209,507)

Sub-total of cash inflows	(12,956,712)	(12,495,068)

Net cash flows from financing activities	(541,631)	(438,314)

Effect of foreign exchange rate changes	(118)	(14)

Net (decrease)/increase in cash and cash equivalents	(132,108)	19,603

Supplementary Information

1. Reconciliation of net losses to cash flow from operating activities
Net loss	(60,274)	(60,274)
Minority interests	57,937	—
Depreciation	1,426,773	1,185,999
Amortization of intangible assets	8,967	8,967
Loss on disposal of fixed assets, intangible assets and other long-term assets (Less: income)	(53)	1,804
Accounts receivable and other provision for bad debts	3,089	(135)
Financial expenses	160,336	135,149
Losses from investments (Less: income)	(437,320)	(528,129)
Provision for inventories	67,482	67,482
Deferred tax credit (Less: loan)	(11,795)	(11,795)
Decrease in inventories (Less: increase)	(863,081)	(971,123)
Decrease in operating receivables (Less: increase)	(405,754)	(173,064)
Increase in operating payables (Less: decrease)	1,585,813	1,764,194

Net cash flows from operating activities	1,532,120	1,419,075

2. Net (decrease)/increase in cash and cash equivalents
Cash and cash equivalents at the end of the period	1,215,129	841,167
Less: cash and cash equivalents at the beginning of the period	1,347,237	821,564

Net (decrease)/increase in cash and cash equivalents	(132,108)	19,603

By order of the Board Rong Guangdao Chairman

Shanghai, PRC, 26 October 2006

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Resolutions of the Fifteenth Meeting of

the Fifth Session of the Board of Directors

The Company and all members of the board of directors warrant that the information contained in this announcement is true, accurate and complete, and jointly accept full responsibility for any false presentations or misleading statements contained in, or material omissions from, this announcement.

The directors were informed on the convening of the fifteenth meeting of the fifth session of the board of directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”) (the “Meeting”) via facsimile and mail on 12 October 2006. The Meeting was held on 26 October 2006 by means of correspondence. Of the 12 directors entitled to attend the Meeting, 12 of them attended the Meeting. The Meeting complied with the requirements of the PRC Company Law and the articles of association of the Company. Mr. Rong Guangdao, Chairman of the Company, presided over the Meeting. At the Meeting, the following resolution was considered and approved:

Resolution The 2006 third quarterly report; the authorization given to the secretary to the board of directors (the “Board”) to submit the report to The Stock Exchange of Hong Kong Limited, the Shanghai Stock Exchange and the New York Stock Exchange in accordance with the listing requirements; and the announcement of the third quarterly report after 4:15 p.m. on 26 October 2006 and the publication of the report in designated newspapers of Hong Kong and Shanghai on 27 October 2006 were considered and approved (with 12 votes in favor, 0 vote against, 0 abstention);

In view of high international crude oil prices and that adjustments in the prices of petroleum products had not reflected the rising prices of international crude oil during the first nine months of 2006, the Board estimated that net profit of the Group for the year ended 31 December 2006 will drop substantially as compared to the year ended 31 December 2005 (see below table).

	Under the PRC Accounting Rules and Regulations	Under the IFRS
	RMB’000	RMB’000
Net profit of 2005	1,704,627	1,850,499

Sinopec Shanghai Petrochemical Company Limited

Shanghai, PRC, 26 October 2006

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

To: Business Editor

[For Immediate Release]

Shanghai Petrochemical Announces 2006 First Three Quarter Results

(Hong Kong, October 26, 2006) … Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical” or the “Company”) (HKEx:338; SSE: 600688; NYSE: SHI) announced today the unaudited operating results of the Company and its subsidiaries (the “Group”) for the nine-month periods ended September 30, 2006 (the “Period”). In accordance with PRC Accounting Standards, during the Period, the Group’s income from principal operations amounted to RMB37,142 million, an increase of 10.40% as compared to the corresponding period of the previous year. Net loss amounted to RMB60.27 million (2005: Net profit RMB1,749 million).

Mr. Rong Guangdao, Chairman of Shanghai Petrochemical, said, “During January to September 2006, although the Group’s income from principal operations increased as compare to the corresponding period of the previous year, due to continued upsurge of international crude oil prices, the Group’s production costs also increased significantly. In addition, there was limited room for increasing product selling prices, in particular for refined oil products, as prices were controlled by the State, there was a great discrepancy of selling prices between the domestic and the international markets. As a result, the Group’s refinery business suffered a serious loss. However, following the two-times increase in prices on petroleum products, the loss situation for July to September of the Group has been improved.”

During the Period, the Group’s sales of synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products amounted to RMB3,547 million, RMB11,736 million, RMB4,865 million and RMB15,022 million, respectively. The consolidated average selling prices of the above-mentioned products increased by 2.70%, 7.33%, 0.69% and 16.94%, respectively.

During the Period, the Group processed 6,759,500 tons of crude oil (of which 90,100 tons were on sub-contracted basis). With the effect of increased crude oil prices, the Group’s unit cost of crude oil processed also increased by 24.57% to RMB3,844.98 per ton.

Looking ahead, Mr. Rong said, “Although the loss situation of the Group has been improved, the Group still faces a difficult external environment. The Group will adjust its developing approach in line with such economic changes, focus on optimization and adjustment, improve upon the management philosophy, expedite meticulous management, improve the application of the appropriated methodology, and accelerate the pace of reform programs so as to maintain steady development of the Group.”

Shanghai Petrochemical is one of the largest petrochemical companies in PRC and was one of the first Chinese companies to make a global securities offering. Located in Jinshan District in the southwest of Shanghai, it is a highly integrated petrochemical complex which processes crude oil into a broad range of products in synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products.

***

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the PRC economy may not grow at the same rate in future periods as it has in the last several years, or at all, including as a result of the PRC government’s macro-economic control measures to curb over-heating; uncertainty as to global economic growth in future periods; the risk that prices of the Company’s raw materials, particularly crude oil, will continue to increase; not be able to raise its prices accordingly which would adversely affect the Company’s profitability; the risk that new marketing and sales strategies may not be effective; the risk that fluctuations in demand for the Company’s products may cause the Company to either over-invest or under-invest in production capacity in one or more of its four major product categories; the risk that investments in new technologies and development cycles may not produce the benefits anticipated by management; the risk that the trading price of the Company’s shares may decrease for a variety of reasons, some of which may be beyond the control of management; competition in the Company’s existing and potential markets; and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update this forward-looking information, except as required under applicable law.

– End –

Encl: Consolidated Income Statement (Unaudited)

For further information, please contact:

Ms. Sally Wong / Ms. Christy Lai

Rikes Communications Limited

Tel: (852) 2520 2201

Fax: (852) 2520 2241

Shanghai Petrochemical Announces 2006 First Three Quarter Results

Sinopec Shanghai Petrochemical Company Limited

Consolidated Income Statement (unaudited)

(Prepared under PRC Accounting Rules and Regulations)

	For the nine-month periods ended 30 September
	2006	2005
	RMB’000	RMB’000
Income from principal operations	37,141,952	33,644,463
Less: Cost of sales	35,558,036	29,482,173
Sales taxes and surcharges	500,413	575,959

Profit from principal operations	1,083,503	3,586,331
Add: Profit from other operations	127,384	83,946
Less: Selling expenses	411,742	324,983
Administrative expenses	957,184	895,709
Financial expenses	169,184	147,272

(Loss) / profit from operations	(327,223)	2,302,313
Add: Investment income / (losses)	437,320	(1,591)
Non-operating income	23,211	55,401
Less: Non-operating expenses	115,294	193,226

Total profit	18,014	2,162,897
Less: Income tax	20,351	360,555
Minority interests	57,937	53,380

Net (loss) / profit	(60,274)	1,748,962

Shanghai Petrochemical Announces2006 First Three Quarter Results